Exhibit 2

2018 FIRST QUARTER RESULTS Philippine Stock Exchange Ticker: CHP + 632 849 3600 E-Mail: chp.ir@cemex.com

Operating and Financial Highlights

CEMEX HOLDINGS PHILIPPINES

	January - March			First Quarter		
	2018	2017	% var	2018	2017	% var
Net sales	5,891	5,362	10%	5,891	5,362	10%
Gross profit	2,446	2,573	(5%)	2,446	2,573	(5%)
as % of net sales	42%	48%	(6pp)	42%	48%	(6pp)
Operating earnings before other expenses, net	557	768	(28%)	557	768	(28%)
as % of net sales	9%	14%	(5pp)	9%	14%	(5pp)
Controlling Interest Net Income (Loss)	100	350	(71%)	100	350	(71%)
Operating EBITDA	886	1,071	(17%)	886	1,071	(17%)
as % of net sales	15%	20%	(5pp)	15%	20%	(5pp)
Free cash flow after maintenance capital expenditures	721	(239)	N/A	721	(239)	N/A
Free cash flow	606	(313)	N/A	606	(313)	N/A
Net debt[1]	13,476	14,865	(9%)	13,476	14,865	(9%)
Total debt[1]	15,327	15,647	(2%)	15,327	15,647	(2%)
Earnings per share[2]	0.02	0.07	(71%)	0.02	0.07	(71%)

In millions of Philippine Pesos, except percentages and earnings per share

[1] U.S. dollar debt converted using end-of-period exchange rate. See Debt Information on page 4 and Exchange Rates on page 7 for more detail.

[2] In Philippine Pesos

Net sales grew by 10% year-over-year during the first quarter as a result of higher volumes, mitigated by lower prices.

Cost of sales went up by 24%. As a percentage of sales, this resulted to an increase of 6 pp year-over-year during the first quarter.

Fuel costs accounted for 26% of cost of sales, up from 19% during the same period last year. This increase was mainly driven by timing differences in the usage of our coal inventory, and higher excise taxes on coal and liquid fuels.

For the rest of the year, we expect the impact of fuel costs to lessen as our coal costs, having been fully contracted for 2018, start to converge closer to 2017 levels.

Power costs accounted for 22% of cost of sales versus 21% during the same period last year. Higher grid rates in both our plants resulted to this increase.

Operating expenses increased by 5%. As a percentage of sales, this resulted to an increase of 2 pp year-over-year during the first quarter.

Distribution expenses were 9% higher year-over-year and 6% higher sequentially due to higher sales volume. However, on a unitary basis, distribution expenses declined by 6% year-over-year and by 4% sequentially. This improved efficiency was driven by higher dispatched volumes and improved utilization of logistics assets.

Selling and administrative expenses during the first quarter remained stable year-over-year and were 4% lower sequentially. As a percentage of sales, selling and administrative expenses declined by 1 pp year-over-year and by 2 pp sequentially.

Operating EBITDA during the first quarter was the highest in the last four quarters or since the second quarter of 2017. On a year-over-year basis, operating EBITDA decreased by 17%.

Operating EBITDA margin during the first quarter was also the highest in the last four quarters or since the second quarter of 2017. Operating EBITDA margin decreased by 5 pp compared to the same period last year. Lower cement prices year-over-year continued to put pressure on margins together with higher energy costs.

Controlling interest net income declined 71% during the first quarter mainly due to lower operating earnings before other expenses and higher unrealized foreign exchange losses. These foreign exchange losses were mainly a result of intragroup borrowings between CHP and subsidiaries.

Total debt at the end of March 2017 stood at PHP 15,327 million, of which PHP 13,872 million pertained to long-term debt owed to BDO Unibank, Inc.

2018 First Quarter Results

Page 2

Operating Results

Domestic Gray Cement	January - March 2018 vs. 2017	First Quarter 2018 vs. 2017	First Quarter 2018 vs. Fourth Quarter 2017
Volume	16%	16%	11%
Price in USD	(8%)	(8%)	0%
Price in PHP	(5%)	(5%)	2%

Our domestic cement volumes increased by 16% year-over-year during the first quarter, supported by a 19% increase in our domestic cement production, as well as higher dispatched volumes due to our debottlenecking efforts.

Growth across all sectors, led by improved infrastructure activity from higher government spending, favorable weather conditions, and a low base of comparison versus the same period last year were the main drivers for our performance.

Our domestic cement prices in local-currency terms increased by 2% sequentially. Prices as of the end of March were 5% higher than those in December, resulting from a nationwide price increase implemented during the quarter.

On a year-over-year basis, our first quarter prices are still lower by 5% reflecting the heightened competitive dynamics in the industry.

2018 First Quarter Results Page 3

Operating EBITDA, Free Cash Flow and Debt Information

CEMEX HOLDINGS PHILIPPINES

Operating EBITDA and Free Cash Flow

	January - March			First Quarter		
	2018	2017	% var	2018	2017	% var
Operating earnings before other expenses, net	**557**	**768**	**(28%)**	**557**	**768**	**(28%)**
+ Depreciation and operating amortization	330	303		330	303	
Operating EBITDA	**886**	**1,071**	**(17%)**	**886**	**1,071**	**(17%)**
- Net financial expenses	208	258		208	258	
- Maintenance capital expenditures	80	49		80	49	
- Change in working capital	(223)	920		(223)	920	
- Taxes paid	104	102		104	102	
- Other cash items (net)	(2)	(19)		(2)	(19)	
Free cash flow after maintenance capital expenditures	**721**	**(239)**	**N/A**	**721**	**(239)**	**N/A**
- Strategic capital expenditures	114	74		114	74	
Free cash flow	**606**	**(313)**	**N/A**	**606**	**(313)**	**N/A**

In millions of Philippine Pesos

Debt Information

	First Quarter			Fourth Quarter
	2018[1]	2017[1]	% var	2017[1]
Total debt	**15,327**	**15,647**	**(2%)**	**15,196**
Short term	3%	0%		2%
Long term	97%	100%		98%
Cash and cash equivalents	1,851	782	137%	1,058
Net debt	**13,476**	**14,865**	**(9%)**	**14,138**

	First Quarter	
	2018	2017
Currency denomination		
U.S. dollar[2]	2%	10%
Philippine peso	98%	90%
Interest rate		
Fixed	43%	36%
Variable	57%	64%

In millions of Philippine Pesos, except percentages

[1] U.S. dollar debt converted using end-of-period exchange rate. See Exchange Rates on page 7 for more detail.

[2] Pertains to related party loans with CEMEX Asia B.V.

2018 First Quarter Results Page 4

Financial Results

Income Statement & Balance Sheet Information

CEMEX Holdings Philippines, Inc.
(Thousands of Philippine Pesos in nominal terms, except per share amounts)

	January - March			First Quarter		
INCOME STATEMENT	2018	2017	% var	2018	2017	% var
Net sales	5,891,259	5,362,377	10%	5,891,259	5,362,377	10%
Cost of sales	(3,445,425)	(2,789,516)	(24%)	(3,445,425)	(2,789,516)	(24%)
Gross profit	**2,445,834**	**2,572,861**	**(5%)**	**2,445,834**	**2,572,861**	**(5%)**
Operating expenses	(1,889,136)	(1,804,749)	(5%)	(1,889,136)	(1,804,749)	(5%)
Operating earnings before other expenses, net	**556,698**	**768,112**	**(28%)**	**556,698**	**768,112**	**(28%)**
Other income (expenses), net	2,276	19,166	(88%)	2,276	19,166	(88%)
Operating earnings	**558,974**	**787,278**	**(29%)**	**558,974**	**787,278**	**(29%)**
Financial expenses, net	(207,744)	(258,479)	20%	(207,744)	(258,479)	20%
Foreign exchange loss, net	(247,784)	(88,045)	(181%)	(247,784)	(88,045)	(181%)
Net income (loss) before income taxes	**103,446**	**440,754**	**(77%)**	**103,446**	**440,754**	**(77%)**
Income tax	(3,164)	(91,217)	97%	(3,164)	(91,217)	97%
Consolidated net income (loss)	**100,282**	**349,537**	**(71%)**	**100,282**	**349,537**	**(71%)**
Non-controlling interest net income (loss)	10	9	11%	10	9	11%
Controlling Interest net income (loss)	**100,292**	**349,546**	**(71%)**	**100,292**	**349,546**	**(71%)**
Operating EBITDA	**886,450**	**1,070,695**	**(17%)**	**886,450**	**1,070,695**	**(17%)**
Earnings per share	**0.02**	**0.07**	**(71%)**	**0.02**	**0.07**	**(71%)**

	as of March 31		
BALANCE SHEET	2018	2017	% Var
Total Assets	**52,758,973**	**50,795,952**	**4%**
Cash and Temporary Investments	1,850,878	782,084	137%
Trade Accounts Receivables	986,253	1,002,487	(2%)
Other Receivables	357,001	201,490	77%
Inventories	2,692,510	2,729,999	(1%)
Assets held for sale	111,348	0	
Other Current Assets	1,606,962	1,750,714	(8%)
Current Assets	7,604,952	6,466,774	18%
Fixed Assets	15,464,533	15,623,365	(1%)
Other Assets	29,689,488	28,705,813	3%
Total Liabilities	**23,030,036**	**21,747,872**	**6%**
Current Liabilities	7,439,025	5,293,500	41%
Long-Term Liabilities	14,681,204	15,647,027	(6%)
Other Liabilities	909,807	807,345	13%
Consolidated Stockholders' Equity	**29,728,937**	**29,048,080**	**2%**
Non-controlling Interest	211	238	(11%)
Stockholders' Equity Attributable to Controlling Interest	29,728,726	29,047,842	2%

2018 First Quarter Results

Page 5

Financial Results

CEMEX | HOLDINGS PHILIPPINES

Income Statement & Balance Sheet Information

CEMEX Holdings Philippines, Inc.
(Thousands of U.S. Dollars, except per share amounts)

	January - March			First Quarter		
INCOME STATEMENT	2018	2017	% var	2018	2017	% var
Net sales	113,618	107,148	6%	113,618	107,148	6%
Cost of sales	(66,448)	(55,738)	(19%)	(66,448)	(55,738)	(19%)
Gross profit	**47,170**	**51,410**	**(8%)**	**47,170**	**51,410**	**(8%)**
Operating expenses	(36,433)	(36,061)	(1%)	(36,433)	(36,061)	(1%)
Operating earnings before other expenses, net	**10,737**	**15,349**	**(30%)**	**10,737**	**15,349**	**(30%)**
Other income (expenses), net	44	383	(89%)	44	383	(89%)
Operating earnings	**10,781**	**15,732**	**(31%)**	**10,781**	**15,732**	**(31%)**
Financial expenses, net	(4,007)	(5,165)	22%	(4,007)	(5,165)	22%
Foreign exchange loss, net	(4,779)	(1,759)	(172%)	(4,779)	(1,759)	(172%)
Net income (loss) before income taxes	**1,995**	**8,808**	**(77%)**	**1,995**	**8,808**	**(77%)**
Income tax	(61)	(1,823)	97%	(61)	(1,823)	97%
Consolidated net income (loss)	**1,934**	**6,985**	**(72%)**	**1,934**	**6,985**	**(72%)**
Non-controlling interest net income (loss)	0	0		0	0	
Controlling Interest net income (loss)	**1,934**	**6,985**	**(72%)**	**1,934**	**6,985**	**(72%)**
Operating EBITDA	**17,096**	**21,394**	**(20%)**	**17,096**	**21,394**	**(20%)**

	as of March 31		
BALANCE SHEET	2018	2017	% Var
Total Assets	**1,011,484**	**1,012,678**	**(0%)**
Cash and Temporary Investments	35,485	15,592	128%
Trade Accounts Receivables	18,908	19,986	(5%)
Other Receivables	6,844	4,017	70%
Inventories	51,620	54,426	(5%)
Assets held for sale	2,135	0	
Other Current Assets	30,808	34,903	(12%)
Current Assets	145,800	128,924	13%
Fixed Assets	296,483	311,471	(5%)
Other Assets	569,201	572,283	(1%)
Total Liabilities	**441,527**	**433,570**	**2%**
Current Liabilities	142,619	105,532	35%
Long-Term Liabilities	281,465	311,942	(10%)
Other Liabilities	17,443	16,096	8%
Consolidated Stockholders' Equity	**569,957**	**579,108**	**(2%)**
Non-controlling Interest	4	5	(20%)
Stockholders' Equity Attributable to Controlling Interest	569,953	579,103	(2%)

2018 First Quarter Results

Page 6

Definitions of Terms and Disclosures

Methodology for translation, consolidation, and presentation of results

CEMEX Holdings Philippines, Inc. ("CHP") reports its consolidated financial statements under Philippine Financial Reporting Standards ("PFRS"). When reference is made in 2018 and 2017 to consolidated financial statements, it means CHP financial information together with its subsidiaries.

For the purpose of presenting figures in U.S. dollars, the consolidated balance sheet as of March 31, 2018 has been converted at the end of period exchange rate of 52.16 Philippine pesos per US dollar while the consolidated income statement for the three-month period ended March 31, 2018 has been converted at the January to March, 2018 average exchange rate of 51.85 Philippine pesos per US dollar.

Definition of terms

PHP refers to Philippine Pesos.

pp equals percentage points.

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).

Maintenance capital expenditures investments incurred for the purpose of ensuring the company's operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Strategic capital expenditures investments incurred with the purpose of increasing the company's profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Change in Working capital in the Free cash flow statements only include trade receivables, trade payables, receivables and payables from and to related parties, other current receivables, inventories, other current assets, and other accounts payable and accrued expense.

Net debt equals total debt minus cash and cash equivalents.

Exchange Rates	January - March		First Quarter		January - March	
	2018 average	2017 average	2018 average	2017 average	2018 End of period	2017 End of period
Philippine peso	51.85	50.05	51.85	50.05	52.16	50.16

Amounts provided in units of local currency per US dollar

2018 First Quarter Results Page 7